EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES
COMBINED WITH 50% OWNED UNCONSOLIDATED SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2015	2014	2013	2012	2011
	(Dollars in Millions)
Net Income attributable to Tenneco Inc.	$247	$226	$183	$275	$157
Add:
Interest expense	67	91	80	105	108
Portion of rentals representative of the interest factor	20	21	19	18	17
Income tax expense	149	131	122	19	88
Noncontrolling interests	56	44	39	29	26
Amortization of interest capitalized	4	4	4	4	4
Undistributed (earnings) losses of affiliated companies in which less than a 50% voting interest is owned	1	(1)	—	1	—
Earnings as defined	$544	$516	$447	$451	$400
Interest expense	$67	$91	$80	$105	$108
Interest capitalized	6	5	4	4	4
Portion of rentals representative of the interest factor	20	21	19	18	17
Fixed charges as defined	$93	$117	$103	$127	$129
Ratio of earnings to fixed charges	5.85	4.41	4.34	3.55	3.10